                                    EXHIBIT
                                    -------

On March 19, 2010, John M. Fife ("Fife") and Iliad Research and Trading, L.P.
("Iliad") assigned beneficial ownership in and to 1,882,583 shares of Common
Stock of United American Healthcare Corporation to St. George Investments, LLC.
Fife assigned 1,047,019 shares, and Iliad assigned 835,564 shares. Iliad
Management, LLC is the sole general partner of Iliad. Fife Trading, Inc. is the sole manager of Iliad Management, LLC.

The Reporting Persons on this Form 3 listed below, by virtue of their relationship to St. George Investments, LLC (as disclosed below), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the
Securities Exchange Act of 1934) such shares. Each such Reporting Person disclaims beneficial ownership of such shares for all other purposes:

a. Fife Trading, Inc., because it is the sole manager of St. George Investments,
   LLC.